UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   February 11, 2003

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

_____

(Former Name or Former Address, if Changed Since Last Report)

Pepco Holdings, Inc. (the "Registrant") is hereby amending Item 5 of its Current Report on Form 8-K dated February 11, 2003 (the "Form 8-K"), which incorporates by reference the Press Release of Pepco Holdings, Inc., dated as of February 11, 2003, attached thereto as Exhibit 99 (the "Press Release"). The Press Release reported the Registrant's 2002 earnings.

Effective March 28, 2003, the Securities and Exchange Commission (the "Commission") adopted new paragraph (e) of Item 10 of Regulation S-K concerning the use of non-GAAP financial measures in Commission filings. This new requirement applies to non-GAAP financial measures included in reports filed under the Securities Exchange Act of 1934, as amended, prior to the effective time of the new rule if they are incorporated by reference in a registration statement on Form S-3 filed after March 28, 2003.

Because the Press Release includes non-GAAP financial measures that after March 28, 2003, may not be permitted in a Form S-3, this amendment amends Item 5 to incorporate by reference only the portions of the Press Release that do not include non-GAAP financial measures prohibited by Item 10 of Regulation S-K.

Item 5.   Other Events.

The Press Release of Pepco Holdings, Inc., dated as of February 11, 2003, except for (i) the second sentence of the first paragraph, (ii) the second sentence of the third paragraph, and (iii) the second and fourth sentences of the fifth paragraph, is hereby incorporated by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

May 20, 2003   By: /s/ ELLEN SHERIFF ROGERS
DATE   Ellen Sheriff Rogers
                                                         Vice President, Secretary and
                                                         Assistant Treasurer